UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

	By:	/s/ Victor Zhikai Gao

	Name:	Victor Zhikai Gao
	Title:	Company Secretary

Dated: February 22, 2007

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated February 21, 2007, entitled “CNOOC Ltd. Construct New Jacket to Accelerate Start-up of Pan Yu 30-1.”

Exhibit 99.1

For Immediate Release

CNOOC Ltd. Construct New Jacket to Accelerate Start-up of Pan Yu 30-1

(Hong Kong, February 21, 2007) - CNOOC Limited (the "Company" or “CNOOC Ltd.”; NYSE “CEO”, SEHK “883”) announced today its decision to provide advanced payment for the new jacket construction of the Pan Yu (“PY”) 30-1 project, with an aim to accelerate the start-up of the PY30-1 gas field.

On June 26, 2006, the Company announced the partial deformation of the underwater structure of the jacket for the PY30-1 project, which was discovered during an examination.

To ensure a safe and timely progress of the project, the Company has completed the dismantlement of the modules on the top of the jacket, and has been actively evaluating feasible solutions in order to speed up the production plan of the PY 30-1 gas field.

Currently, the Company is working with relevant parties on the Construction All Risks (CAR) insurance compensation of the project.

Mr. Liu Jian, Executive Vice President of the Company, said, “We believe an accelerated start-up of PY 30-1 is in the best interests of the Company and its shareholders as a whole. Our decision to provide advanced payment for the new jacket construction also evidences that we are a responsible corporation. ”

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors’ current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

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For further enquiries, please contact:

Mr. Xiao Zongwei	Ms. Carol Wong

General Manager of Investor Relations	Account Manager

CNOOC Limited	Ketchum Hong Kong

Tel: +86-10-8452-1646	Tel: +852-3141-8098

Fax: +86-10-8452-1441	Fax: +852-2510-8199

E-mail: xiaozw@cnooc.com.cn	E-mail: carol.wong@knprhk.com